Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

PAUL VIZCARRONDO, JR.

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51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) LEONARD M. ROSEN (1965-2014) OF COUNSEL	JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

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NICHOLAS G. DEMMO

IGOR KIRMAN

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KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

VICTOR GOLDFELD

EDWARD J. LEE

BRANDON C. PRICE

KEVIN S. SCHWARTZ

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN ROBERT M. MORGENTHAU	DAVID S. NEILL BERNARD W. NUSSBAUM LAWRENCE B. PEDOWITZ ERIC S. ROBINSON PATRICIA A. ROBINSON* ERIC M. ROTH MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN AMANDA K. ALLEXON LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	PAULA N. GORDON NANCY B. GREENBAUM MARK A. KOENIG J. AUSTIN LYONS ALICIA C. McCARTHY SABASTIAN V. NILES AMANDA N. PERSAUD JEFFREY A. WATIKER

August 17, 2015

VIA HAND DELIVERY AND EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CCH I, LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed July 28, 2015

File No. 333-205240

Dear Mr. Spirgel:

On behalf of our client, CCH I, LLC (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 6, 2015, with respect to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-205240), filed on July 28, 2015 (the “Registration Statement”).

Mr. Larry Spirgel

August 17, 2015

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of Amendment No. 2 marked to indicate changes from the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the page numbers of the marked version of Amendment No. 2.

The Transactions, page 131

1.	We note your revised disclosure in response to comment 14. In order to better understand New Charter’s anticipated national presence, please include Comcast Corporation in your discussion of broadband and video markets. For example, it appears that New Charter and Comcast will compete nationally in their commercialization of their respective video and online advertising inventories. In doing so, please maintain your description of anticipated competitors within your expected footprint.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 134.

Certain Beneficial Owners of Charter Class A Common Stock, page 328

2.	We note your response to comment 25; however, Rule 13d-3(a) provides that a person may have beneficial ownership if they, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise have or share voting or investment power. Please provide us with further analysis supporting your view that Mr. Malone’s position on the Executive Committee of the Board of Liberty Broadband and his relationship with his co-Executive Committee member, Mr. Maffei, does not bestow beneficial ownership upon Mr. Malone as determined under Rule 13d-3(a). Notwithstanding the Executive Committee’s requirement for unanimity and the absence of an “agreement” between Messrs. Malone and Maffei, under these facts and circumstances, it appears that Mr. Malone, through his position on the Committee, his role as Chairman, his significant equity interest and his relationship with Mr. Maffei, may have the power to direct the voting and disposition of Liberty Broadband’s 25% interest in Charter because of an “arrangement, understanding or relationship” between Mr. Maffei and himself.

Response: In response to the Staff’s comment, the Registration Statement has been revised on page 332.

*        *        *         *        *

Mr. Larry Spirgel

August 17, 2015

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1166 or by email at DSong@wlrk.com.

Sincerely,

/s/ DongJu Song
DongJu Song

Enclosures

cc (via e-mail):

Kevin D. Howard, CCH I, LLC

Richard R. Dykhouse, CCH I, LLC

Marc Lawrence-Apfelbaum, Time Warner Cable Inc.

Steven A. Cohen, Wachtell, Lipton, Rosen & Katz

Robert B. Schumer, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ariel J. Deckelbaum, Paul, Weiss, Rifkind, Wharton & Garrison LLP

Ross A. Fieldston, Paul, Weiss, Rifkind, Wharton & Garrison LLP